As filed with the Securities and Exchange Commission on September 18, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Ladbrokes plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:                          ☐ immediately upon filing.
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share of Ladbrokes plc	50,000,000	$0.05	$2,500,000	$76.75

* Each unit represents one American Depositary Share.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Supplement and Amendment to the Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory article and bottom center

2. Title of Receipts and identity of deposited securities Terms of Deposit:	Face of Receipt, Top center

(i) The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

(iii) The collection and distribution of dividends	Articles 4,12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

(v) The sale or exercise of rights	Articles 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit arrangements	Articles 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3. Fees and charges which may be imposed directly or indirectly against holders of Receipts	Articles 7 and 9

Item 2. AVAILABLE INFORMATION	Article 11

(a) As set forth in Article 11 of the Form of Receipt constituting the prospectus included herein, Ladbrokes plc furnishes the Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended. These reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement dated as of May 22, 1998, among Ladbrokes plc, Deutsche Bank Trust Company of Americas, as successor Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Previously filed as exhibit (a) to Registration Statement No. 333-8690 and incorporated herein by reference.

(a)(2)
Form of Supplement and Amendment to Deposit Agreement, dated as of September , 2007, by and among Ladbrokes plc, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. - Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement (as supplemented and amended), by and among Ladbrokes plc, Deutsche Bank Trust Company Americas, as successor depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 17, 2007.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing two Ordinary Shares, of Ladbrokes plc

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Jeffrey Margolick
Name: Jeffrey Margolick
Title: Director

By:	/s/ Tom Murphy
Name: Tom Murphy
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Ladbrokes plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized on September 17, 2007.

LADBROKES PLC

By:	/s/ Christopher Bell
Name: Christopher Bell
Title: Chief Executive Officer

Know all persons by these present that each officer, director or representative whose signature appears below constitutes and appoints each of the directors named below, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on September 17, 2007.

Signatures	Title

/s/Sir Ian Robinson BSc FREng	Chairman of the Board of Directors
Sir Ian Robinson BSc FREng

/s/Christopher Bell	Chief Executive Officer and Director
Christopher Bell	(principal executive officer)

/s/Brian Wallace	Group Finance Director
Brian Wallace	(principal financial officer)

/s/Alan S Ross	Managing Director
Alan S Ross

/s/John P O'Reilly	Managing Director
John P O'Reilly

/s/John F Jarvis CVO, CBE	Independent Non-Executive Director
John F Jarvis CVO, CBE

/s/Nicholas M H Jones MSc FCA	Senior Independent Non-Executive Director
Nicholas M H Jones MSc FCA

/s/Christopher J Rodrigues CBE	Independent Non-Executive Director
Christopher J Rodrigues CBE

/s/Henry E Staunton FCA BA	Independent Non-Executive Director
Henry E Staunton FCA BA

Independent Non-Executive Director
C Philippa Wicks

/s/Donald J Puglisi	Authorized Representative in the United States
Donald J Puglisi

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of Supplement and Amendment to Deposit Agreement (d) Opinion of counsel to the Depositary